EXHIBIT 99.1

Endeavour Silver Drilling Intersects 269 gpt Silver and 5.5 gpt Gold over 1.1 metres (19.9 opT AgEq over 3.6 ft) at Calicanto Property, Zacatecas, Mexico and Provides Development Update for the El Compas Mine

VANCOUVER, British Columbia, July 25, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces that near mine exploration drilling along the Calicanto, Santa Fe and Misie-Karla vein systems on the Calicanto property in Zacatecas State, Mexico (see Calicanto map here) continues to intersect high grade silver-gold mineralization along strike and down dip of positive drill results reported last year. The Calicanto property is located within close proximity to the El Compas Mine, and has the potential to provide further growth opportunities for the new mine.

The best intercept to date returned 269 grams per tonne (gpt) silver and 5.5 gpt gold over 1.1 metres (m) true width (19.9 oz per short ton (opT) silver equivalent (AgEq) over 3.6 feet (ft) in hole CLT-35 (see Santa Fe, Calicanto, Misie and Karla long sections here).  Drilling highlights for twelve drill holes are summarized in the following table.

Calicanto Surface Drill Results

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
CLT-03	Santa Fe Including	229.65	1.2	10.50	42	829
		230.30	0.6	15.70	48	1,226
CLT-11	Santa Fe Projection Including	204.95	1.0	4.39	20	349
		204.95	0.3	12.60	55	1,000
CLT-12	Santa Fe Projection	203.30	1.0	2.65	15	214
CLT13	Santa Fe Projection Including	65.25	0.8	0.26	498	517
		66.10	0.2	0.31	954	977
CLT-15	Santa Fe Including	186.20	1.0	0.76	172	229
		186.65	0.6	1.23	238	330
CLT-16	Santa Fe Including	237.80	0.9	7.38	141	695
		237.80	0.4	14.60	288	1,383
CLT-30	Calicanto Including	354.85	2.7	2.05	120	274
		355.55	0.4	8.38	255	884
CLT-32	Calicanto Including	293.05	1.3	5.79	121	556
		293.60	0.5	13.75	220	1,251
CLT-32	Santa Fe Including	271.90	1.3	1.35	116	217
		273.00	0.3	5.20	510	900
CLT-34	Santa Fe Including	193.40	1.0	0.65	283	332
		194.30	0.2	3.18	1,310	1,549
CLT-35	Santa Fe Including	253.95	1.1	5.54	269	684
		253.95	0.2	28.10	1,345	3,453
CLT-37	Karla Including	72.65	1.0	0.30	569	592
		72.65	0.3	0.59	1,320	1,364

Silver equivalents are calculated at a ratio of 75:1 silver: gold.  All widths are estimated true widths.

Luis Castro, Vice President, Exploration for Endeavour Silver, commented, “These exploration drill results should have a positive impact on our resources for the Calicanto property, part of the El Compas mine.  The high silver and gold grades, good continuity of mineralization and significant exploration upside to expand the resources reinforce our view that El Compas is a scalable asset. Drilling will be ongoing through the rest of 2018, to further grow the resource around our mineral endowed targets areas.”

El Compas Development Update

The El Compas mine output is currently 250 tonnes per day (tpd) and a stockpile is available for processing.  The La Plata plant completed commissioning of all circuits in June, but during ramp up in July has experienced recovery issues partially due to high amounts of wet clay in the low grade ore fed for commissioning, which clogs the crushers and screens, and withdraws metal from the flotation circuit.

Shelters are now being installed to keep the rains off the stockpile and crushers, various circuits have been optimized and the day to day throughput is improving.  As of July 20, the plant was processing 170 tpd with improving recoveries, but still below plan.  Internal and external consultants are onsite to aid in the ramp up of planned tonnages and recoveries of the plant with a target to feed stockpiled high grade ore in the coming days.

Management is targeting mill throughput of 250 tpd by the end of July and recoveries close to plan in August. While El Compas will not achieve commercial production in July, management forecasts commercial production will be achieved during the current quarter.

Qualified Person

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing the El Compas mine to become its fourth high-grade, underground, silver‑gold mine in Mexico and has a compelling pipeline of exploration and development projects, including the Terronera project, to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in exploration programs and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.